UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 12d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No.     )*

Cowen Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

223621 10 3

(CUSIP Number)

Mark E. Kaplan, Esq.
Cowen Group, Inc.
1221 Avenue of the Americas
New York, NY 10020
646-562-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 223621 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kim S. Fennebresque

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF; See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 975,000

	8.	Shared Voting Power 1,000

	9.	Sole Dispositive Power 975,000 See Item 5

	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 976,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.51%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Cowen Group, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 1221 Avenue of the Americas, New York, New York, 10020

Item 2.	Identity and Background
(a) This statement is filed by Kim S. Fennebresque (the “Reporting Person”).
(b) The principal business address of the Reporting Person is 1221 Avenue of the Americas, New York, New York, 10020.
(c) The present principal occupation of the Reporting Person is serving as Chairman, Chief Executive Officer and President of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the employment agreement between the Issuer and the Reporting Person (the “Employment Agreement”), the Issuer granted the Reporting Person 975,000 shares of restricted common stock in connection with the initial public offering of the Issuer’s Common Stock.  All shares of restricted Common Stock vest on December 31, 2010 provided that the Reporting Person is employed by the Issuer on December 31, 2010.  The shares of restricted Common Stock will become fully vested prior to December 31, 2010 if the Reporting Person’s employment terminates by reason of death or disability, if the Reporting Person is terminated by the Issuer without cause or if the Reporting Person terminates employment for good reason, as set forth more fully in the Employment Agreement.

In connection with the initial public offering of the Issuer’s Common Stock, 1,000 shares of the Issuer’s Common Stock were purchased on behalf of the Reporting Person’s daughter using the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction

The Reporting Person was issued 975,000 shares of restricted Common Stock for the purpose of compensating the Reporting Person for services rendered to the Issuer and its subsidiaries and as a means of retaining the Reporting Person’s employment with the Issuer.  The Reporting Person’s daughter purchased 1,000 shares of Common Stock to hold as an investment.

Item 5.	Interest in Securities of the Issuer

(a)    The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 15,000,000 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s prospectus, dated July 12, 2006, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) of the Rules and Regulations under the Securities Act of 1933.

As of the date of this filing, the Reporting Person may be deemed to beneficially own 976,000 shares of Common Stock, constituting approximately 6.51% of the shares of Common Stock outstanding.

(b)    The Reporting Person has sole voting power of the 975,000 shares of Common Stock granted to the Reporting Person pursuant to the Employment Agreement.  The Reporting Person will have sole power to direct the disposition of the 975,000 shares following the vesting of those shares.  The Reporting Person has shared voting and dispositive power of the 1,000 shares of Common Stock purchased by the Reporting Person’s daughter.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the Shares during the past 60 days.

(d)    With respect to the 975,000 shares of Common Stock granted to the Reporting Person pursuant to the Employment Agreement, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares.  With respect to the 1,000 shares of Common Stock purchased by the Reporting Person’s daughter, no person other than the Reporting Person and the Reporting Person’s daughter has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Issuer entered into the Employment Agreement with the Reporting Person, which contains provisions regarding the vesting of the restricted Common Stock, as described in Item 3.
Item 7.	Material to Be Filed as Exhibits
Employment Agreement of Kim S. Fennebresque (Incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-132602), filed on June 12, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2006
Date
/s/ Kim S. Fennebresque
Signature
Kim S. Fennebresque
Name